04002502

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Capital Z Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 Thompson Street
(No. and Street)

New York (City) New York (State) 10012 (Zip Code)

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH, D.C. 188 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Bernardon (212) 965-2456
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Roland Bernardon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Capital Z Securities LLC (the "Company") for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any managing member or principal officer has any proprietary interest in any account classified solely as that of a customer.

Roland Bernardon
Chief Financial Officer

Subscribed and sworn before me
This 26th day of February, 2004.

MYRNA CRUZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CR5053596
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 26, [illegible]

Capital Z Securities, LLC

(SEC I.D. No. 8-65645)

Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Capital Z Securities, LLC:

We have audited the accompanying statement of financial condition of Capital Z Securities, LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Capital Z Securities, LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 10, 2004

Capital Z Securities, LLC
Statement of Financial Condition
December 31, 2003

ASSETS

Cash	$	21,077
Deposit		1,200
Prepaid expenses		1,020
Total assets	$	23,297

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to affiliate	$	2,230
Accrued expenses		10,000
Total liabilities		12,230
Member's capital:		11,067
Total liabilities and member's capital	$	23,297

See notes to statement of financial condition.

Capital Z Securities, LLC
Notes to Statement of Financial Condition
as of December 31, 2003

1. THE COMPANY

Capital Z Securities, LLC (the "Company") is a Delaware limited liability company wholly-own by its sole Member, Capital Z Management, LLC ("CZM'). The Company was formed on September 12, 2002. The Company is engaged in offering private placements of investment fund interests that are exempt from registration with the Securities and Exchange Commission and exempt from registration as investment companies pursuant to the Investment Company Act of 1940, to institutions and high net worth accredited investors.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The statement of financial condition was prepared under accounting principles generally accepted in the United States of America.

b) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts. Actual values could differ from the estimates used in the statement of financial condition.

3. TRANSACTIONS WITH AFFILIATES

The Company has entered into an expense reimbursement agreement with CZM, whereby CZM charges the Company expenses related to its operations.

4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2003, the Company's net capital ratio was 1.38 to 1 and its net capital of $8,847 was $3,847 in excess of regulatory requirements.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 10, 2004

Capital Z Securities, LLC
54 Thompson Street
New York, NY 10012

In planning and performing our audit of the financial statements of Capital Z Securities, LLC (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 10, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP